NEWS RELEASE TSX: KL

KIRKLAND LAKE GOLD REPORTS STRONG Q4 2016 AND FULL YEAR FINANCIAL RESULTS;
INITIATES DIVIDEND POLICY

Toronto, Ontario – March 29, 2017 - Kirkland Lake Gold Ltd. (“KL Gold” or the “Company”) (TSX:KL) (OTCQX:KLGDF) is pleased to announce financial results for the three and twelve months ended December 31, 2016. Full Financial Statements and Management Discussion & Analysis documents can be found under the SEDAR profile of Kirkland Lake Gold Ltd. at www.sedar.com and the Company’s website at www.klgold.com. Effective December 31, 2016, the Company advises that it has changed its reporting currency from Canadian to U.S. dollars and accordingly all dollar amounts are in U.S. dollars, unless otherwise noted.

2016 Full Year Highlights1

•	Record Revenue: Consolidated record revenue of $406.7 million, from gold sales of 329,489 ounces at an average realized price[2] of $1,234 per ounce.

•

Record Low Operating Cash Cost[2] and All-In Sustaining Cost[2] (“AISC”) per Ounce Sold: Total production costs of $198.4 million resulting in operating cost per ounce sold and AISC per ounce sold of $571 and $923 respectively, below the lower range of 2016 cost guidance.

•	Generation of Significant Free Cash Flow[2] : Operating cash flow of $180.9 million or $1.49 per basic share. Free cash flow of $107.2 million or $0.88 per basic share.

•

Net earnings: The Company’s net earnings for 2016 was $42.1 million or $0.35 per basic share (C$0.46) and adjusted net earnings for the same period was $75.3 million or $0.62 per adjusted basic share (C$0.82). Adjusted net earnings (and adjusted basic share) excludes the items that do not reflect the underlying operations of the Company, including the transaction costs associated with the acquisition of Newmarket and the business combination with St Andrew, as well as one time severance costs associated with the transition of Stawell to care and maintenance.

•	Strong Financial Position: Cash balance of $234.9 million and working capital[2] of $92.3 million.

•

Record Gold Production: Consolidated operations achieved gold production of 314,495 ounces, including 18,657 ounces from operations in Australia from November 30, 2016 onwards, surpassing previously announced 2016 production guidance of 270,000 – 290,000 ounces of gold.

•

Increased 2016 Mineral Reserves at Flagship Mines: Macassa Mineral Reserves increased by 37% to 2,010,000 ounces of gold, accompanied by a 7% increase in average grade to 20.8 g/t Au. Fosterville Mineral Reserves increased by 66% to 643,000 ounces of gold, accompanied by a 27% increase in average grade to 9.2 g/t Au.

•

Completed Acquisition of St Andrew Goldfields Ltd. and Business Combination with Newmarket Gold Inc. resulting in the creation of a mid-tier gold company, targeting 2017 gold production of 500,000 to 525,000 ounces.

2016 Fourth Quarter Highlights1

•	Record Low Operating Cash Costs and AISC per Ounce Sold: Total production costs of $66.2 million resulting in operating cash cost per ounce sold and AISC per ounce sold of $533 and $883 respectively.

•

Net Earnings: $3.1 million or $0.02 (C$0.03) per basic share and Adjusted Net Earnings of $27.9 million or $0.19 (C$0.25) per basic share, when excluding one-time costs as described in the full-year highlights above.

•	Decreased Royalties: Buy-back of 1% net smelter return (“NSR”) royalty on the Company’s land holdings in the Kirkland Lake camp, reducing the royalty rate on gold revenue at Macassa from 2.5% to 1.5%.

1

NEWS RELEASE TSX: KL

•

Record Gold Production: Total gold production of 106,609 ounces, led by the Macassa Mine, totaling 52,318 ounces, based on a record run of mine grade of 21.6 g/t Au and record mill recovery of 97.6%. For the one month ended December 31, 2016, Fosterville produced 13,196 ounces of gold based on record monthly mined grade of 11.0 g/t Au and recovery of 91.7%.

Tony Makuch, President and CEO of KL Gold stated: “I am extremely pleased with the strong results from our operations in 2016, particularly our flagship Macassa and Fosterville Mines, where an increasing grade profile and improved recoveries continue to drive record production. From a financial perspective, we have ended 2016 with adjusted net earnings of $0.62 per basic share, cash flow from operations of $180.9 million, operating cash costs of $571 per ounce sold and AISC of $923 per ounce sold. Furthermore, I am very pleased to announce the initiation of a dividend policy, as this demonstrates confidence in our growth profile, free cash flow generation and supports our commitment to deliver value for our shareholders.”

“We remain focused on execution and continuous improvement, as we work to unlock significant value across our quality assets in tier one mining jurisdictions. Advancing our exploration initiatives is a key priority for the Company, and already exploration success on near mine targets have been delivering exciting results, including 1,429 g/t Au over 15.15m (estimated true width of 4.97m) at Fosterville.”

CORPORATE DEVELOPMENT

The Company is pleased to announce that the Board of Directors has approved a dividend policy recommending the payment of a quarterly dividend of C$0.01 per common share (C$0.04 per common share annually). The inaugural quarterly dividend of C$0.01 per common share is payable on July 14, 2017 to shareholders of record as at the close of business on June 30, 2017.

The declaration and payment of dividends remains at the discretion of the Board of Directors and will depend on the Company's financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

CONSOLIDATED FINANCIAL SUMMARY

The following table provides key summarized consolidated financial information for the Company’s operations for the three months and year ended December 31, 2016, as well as comparative figures for the two months and eight months ended December 31, 2015.

(In thousands of dollars, except per share amounts)	THREE MONTHS ENDED DECEMBER 31, 2016	TWO MONTHS ENDED DECEMBER 31, 2015	YEAR ENDED DECEMBER 31, 2016	EIGHT MONTHS ENDED DECEMBER 2015
Revenue	$134,225	$27,860	$406,664	$115,796
Production costs	$66,152	$15,399	$198,369	$64,730
Net earnings before taxes	$11,194	$1,888	$73,263	$12,802
Net earnings	$3,076	$609	$42,107	$5,731
Earnings per share – basic	$0.02	$0.01	$0.35	$0.07
Earnings per share – diluted	$0.02	$0.01	$0.34	$0.07
Cash flow from operations	$65,014	$11,388	$180,928	$39,358
Cash investment on mine development & PPE	$23,885	$5,178	$73,694	$26,258
Adjusted net earnings	$27,909	$609	$75,282	$5,731
Adjusted net earnings per share	$0.19	$0.01	$0.62	$0.07

2

NEWS RELEASE TSX: KL

CONSOLIDATED KEY PERFORMANCE MEASURES

	THREE MONTHS ENDED DECEMBER 31, 2016	TWO MONTHS ENDED DECEMBER 31, 2015	YEAR ENDED DECEMBER 31, 2016	EIGHT MONTHS ENDED DECEMBER 2015
Tonnes milled	469,968	62,158	1,304,037	225,729
Grade (g/t Au)	7.5	14.1	7.9	14.4
Recovery (%)	93.6	97.2	95.1	97.1
Gold produced (oz)	106,609	27,604	314,495	102,597
Gold sold (oz)	111,690	25,284	329,489	101,094
Average realized price ($/ oz sold)	$1,202	$1,102	$1,234	$1,145
Operating cash cost per ounce ($/ oz sold)	$533	$604	$571	$638
AISC ($/ oz sold)	$883	$1,006	$923	$970

Record Production and Revenue for the Quarter and Full Year 2016

On a consolidated basis, the Company produced a record Q4 2016 total of 106,609 ounces of gold, 38% higher than Q3 2016 and 56% higher than Q2 2016. Q4 2016 includes one month production from the newly acquired Australian operations contributing 18,657 ounces in the month of December. 2016 was a transformational year for the Company following the acquisitions of both Newmarket and St Andrew which directly impacted the overall production of the Company in 2016 compared to 2015, as the prior periods in 2015 only represent the results of Macassa, while 2016 includes the operations of the Holt Mine Complex from January 26, 2016 onwards and the Australia operations from November 30, 2016 onwards. Production in 2016 was led largely by Macassa, which accounted for 49% of consolidated production in Q4 2016 and 56% in the full year 2016. The acquisition of the Australian mines, will provide greater diversification of gold production, with Fosterville in Australia and Macassa in Canada accounting for the largest percentage of the Company’s overall gold production in 2017.

For Q4 2016, the Company processed a total of 469,968 tonnes at an average grade of 7.5 g/t and a recovery of 93.6% . When compared to Q3 2016, tonnes increased by 162,082 tonnes and consolidated average grade and recoveries decreased from 8.2 g/t and 95.7% respectively. The higher tonnes produced and lower grade and recoveries, reflect the inclusion of Australian operations at Cosmo and the Stawell for the month of December 2016. Stawell was transitioned to care and maintenance in December 2016, as described below in “Review of Operating Mines” section of the MD&A to ensure the Company continues to focus on the highest quality ounces of production at the most effective costs for maximum value. Production data from 2015 includes information from Macassa only, as the Company did not acquire the Holt Mine Complex and the Australian operations until 2016.

2016 annual production of 314,495 ounces of gold, including 18,657 ounces from Australian operations in December 2016, surpassed the Company’s full year 2016 guidance of between 270,000 to 290,000 ounces of production due primarily to the increased production levels at Macassa year over year including increased grade, with run of mine head grade of 16.5 g/t gold for 2016.

The record production for the period directly resulted in record revenue for both Q4 and full year 2016 totalling $134.2 million and $406.7 million respectively. While Q4 2016 saw a decline in overall realized gold price to $1,202 per ounce when compared to the Q3 2016 average of $1,321 per ounce, the overall pricing was higher than both the two months and eight month comparative figures for 2015 of $1,102 per ounce and $1,145 per ounce respectively.

Quarter over quarter in 2016, total revenues have increased significantly as a result of the acquisitions discussed above and the resulting increase in production ounces and increases in the gold price in 2016 when compared to 2015. Consolidated revenue in Q1 2016 was $79.9 million, increasing to $91.7 million in Q2 2016, then $100.8 million in Q3 2016 and finally $134.2 million in Q4 2016.

3

NEWS RELEASE TSX: KL

Decreasing Unit Costs for both Q4 and Full Year 2016

Operating costs per ounce sold for Q4 2016 averaged $533 per ounce a decrease of 12% when compared to the two months ended December 31, 2015 of $604 per ounce and was lower than the immediately preceding quarter of Q3 2016 which averaged $540 per ounce. A similar decrease in unit cost is noted for the year with average operating costs averaged $571 per ounce for 2016 when compared to $638 per ounce for the eight months ended December 31, 2015. AISC per ounce sold also saw a similar decline across comparable periods, averaging $883 per ounce in Q4 2016, a decrease of 9% when compared to the Q3 2016 average of $970 per ounce and a 12% decrease when compared to the two months ended December 31, 2015 average of $1,006 per ounce.

Both annual 2016 operating cash costs and AISC per ounce sold were below initial 2016 guidance, for which original operating cash costs per ounce sold guidance was between $600 and $650 per ounce sold and AISC per ounce sold guidance was between $1,000 and $1,050 per ounce.

The decrease in both unit costs was the result of a variety of factors including cost management strategies and efficiencies, obtaining the most efficient ounces on a consolidated basis, the acquisition of the low cost producing Fosterville Mine in Australia, higher production and sales levels, and a weaker Canadian and Australian dollar also assisted in lowering overall unit production costs.

Net Earnings and Adjusted Net Earnings

Net earnings for Q4 2016 was $3.1 million (or $0.02 per basic share) compared to net earnings of $0.6 million (or $0.01 per basic share) for the two months ended December 31, 2015. When factoring into account certain one-time items totaling $24.9 million, such as transaction costs on the acquisition of Newmarket and severance costs associated with the transition of Stawell to care and maintenance, adjusted net earnings for Q4 2016 is $27.9 million (or $0.19 per basic share). The increase reflects higher production and revenue and lower operating costs overall, partially offset by the higher depreciation and depletion, higher general and administrative expenses due to spending on integration of St Andrew and Newmarket, with increased expenditures on exploration and deferred tax expense.

The results of operations had a similar impact on net earnings over the course of 2016, equaling net earnings of $42.1 million (or $0.35 per basic share) compared to net earnings of $5.7 million (or $0.07 per basic share) for the eight month period ended December 31, 2015. Adjusted net earnings for 2016 was $75.3 million, or $0.62 per basic share when taking into account one-time items, totaling $33.1 million, such as transaction costs for the acquisition of Newmarket and St. Andrew and severance costs associated with the transition of Stawell to care and maintenance.

Strengthening Financial Position

Cash and cash equivalents at December 31, 2016 totalled $234.9, an increase of $167.2 million from December 31, 2015; working capital of $92.3 million at December 31, 2016 increased significantly from $62.4 million as at December 31, 2015. The working capital as at December 31, 2016, includes the liability portion of convertible debentures, which are all current, of $85.0 million, and the current portion of finance leases totaling $12.9 million. Based on the Company’s financial strength, strong cash and working capital position, management believes the Company has flexibility and can manage the current levels of convertible debentures as they become due.

4

NEWS RELEASE TSX: KL

The increase in the Company’s overall strong financial position is largely due to the increased low-cost production resulting from the acquisition of both St Andrew and Newmarket in 2016. The increase in cash reflects $180.9 million of cash flow from operations generated throughout 2016, $76.1 million in cash acquired with Newmarket and St Andrew and $22.4 million received from the issuance of common shares of the Company. During 2016, $15.6 million was spent on finance lease payments, debenture interest and buybacks.

In Q4 2016, the Company agreed to terms with Franco-Nevada Holdings Corp. (“FNV”) to buy-back a 1% NSR on the Company’s land holdings in the Kirkland Lake camp for $30.7 million, reducing the Company’s royalty rate on gold revenue from Macassa from 2.5% to 1.5% .

CONSOLIDATED FINANCIAL REVIEW

As a result of the acquisitions of St Andrew and Newmarket, revenues for 2016 increased significantly when compared to the prior period. For the full year 2016, the average monthly revenue was $33.9 million compared to the eight month December 31, 2015 period average monthly revenue of $14.5 million, an increase of over 134%. For Q4 2016, the average monthly revenue generated was $44.7 million compared to the prior year two month period of $13.9 million. For annual 2016, the Company sold 329,489 ounces of gold compared to 101,094 ounces for the eight month period ended December 31, 2015 at an 8% higher average gold price ($1,234 compared to the prior period of $1,145). For Q4 2016, the Company sold 111,690 ounces of gold compared to 25,284 ounces for the eight month period ended December 31, 2015 at a 9% higher average gold price ($1,202 compared to the prior period of $1,102). The results reflect the production added by the Holt Mine Complex from January 26, 2016 onwards and the production from the Australian assets acquired through the Newmarket Arrangement from November 30, 2016 onwards.

Annual 2016 and Q4 2016 total production costs increased respectively by $133.6 million and $50.7 million, compared to the prior eight month and two month periods ended December 31, 2016, as the prior periods operating costs include only the operating costs of Macassa.

The Company reported annual earnings from mine operations of $133.6 million for 2016 compared to $29.8 million for the eight months ended December 31, 2015. The Company acquired St Andrew on January 26, 2016 with the results of operations of St Andrew included from that date. The increase reflects the additional earnings from the Holt Mine Complex acquired with St Andrew (120,671 ounces of gold produced in 2016 at the Holt Mine Complex since acquisition), higher revenues due to higher production at Macassa (average monthly production for Macassa in 2016 was 14,597 ounces of gold compared to the average monthly production for Macassa during the eight months ended December 31, 2015 of 12,825 ounces of gold), higher overall gold price ($1,234 for 2016 compared to $1,145 for the eight months ended December 31, 2015), and lower operating cash cost per ounce sold ($527 for 2016 compared to $638 for the eight months ended December 31, 2015). These costs were partially offset by higher royalty expenses due to higher production and higher gold prices and higher depletion and depreciation as a result of higher gold sales.

Earnings from mine operations for Q4 2016 were $39.3 million compared to $6.8 million for the two months ended December 31, 2015, which similar to the Company’s year end was the result of the addition of results from the Holt Mine Complex (35,634 ounces of gold produced in Q4 2016), as well as a higher production rate from Macassa (an average monthly production rate of 17,439 ounces of gold compared to the prior year comparative of 13,802 ounces in 2015), an average realized gold price of $100/oz more than the prior year period, and lower operating costs per ounce sold over the prior year period ($533 in Q4 2016 compared to $604 for the two months ended December 31, 2015). Similar to 2016, the earnings from the mine operations for Q4 2016 were partially offset by higher royalty expenses due to higher production and gold sales and higher royalty expenses due to higher production and gold price and higher depletion and depreciation as a result of higher gold sales. The results of Q4 2016 also include the production from the Australian assets acquired in the Newmarket Arrangement for the period since acquisition (November 30, 2016) totaling 18,657 ounces of gold production.

5

NEWS RELEASE TSX: KL

General and administrative expenses increased by $7.3 million for 2016 compared to the eight months ended December 31, 2015 and increased $0.6 million for Q4 2016 compared to the two months ended December 31, 2015. The increases for both annual and quarterly periods were related to increase staffing, consulting, and integration programs implemented in 2016 as a result of the acquisition of St Andrew and Newmarket, as well as certain executive management changes.

Transaction costs associated with the Newmarket Arrangement were $15.5 million incurred in Q4 2016 and included in the year ended 2016 costs as well, which include $2.3 million in costs associated with the acquisition of St Andrew for total annual transaction costs of $17.8 million. There were no such costs incurred in 2015.

Care and maintenance costs for 2016 and Q4 2016, being $4.1 million, relate to the transition of the Stawell Gold Mine in Australia to a state of care and maintenance and are one-time severance payments made on the date of notice, December 13, 2016. Stawell will be maintained in a production ready state with the intent of restarting the operations in the future with meaningful and enhanced economics and pending successful exploration programs being completed. There were no such costs incurred in 2015.

Exploration expenses increased significantly in both Q4 2016 and annual 2016 when compared to the two and eight months ended December 31, 2015, increasing $5.0 million and $11.6 million respectively.

2016 Year End and Fourth Quarter Financial Results and Conference Call Details

A conference call will be held by senior management to discuss the full financial results for the three and twelve months ended December 31, 2016 on Wednesday March 29, 2017, at 11:00AM ET (8:00AM PT). The call will be webcast and accessible on the Company website, in the Investor section under Events.

2016 YEAR END & FOURTH QUARTER CONFERENCE CALL DETAILS
DATE:	Wednesday March 29, 2017
CONFERENCE ID:	49352992
TIME:	11:00AM ET (8:00AM PT)
TOLL-FREE NUMBER:	1 (877) 201-0168
INTERNATIONAL CALLERS:	1 (647) 788-4901
WEBCAST URL:	http://event.on24.com/wcc/r/1344600/7FC885765E8A4485FC4A6044B5818D4C

Upcoming Events

•	European Gold Forum – Zurich, Switzerland
•	Diggers & Dealers Mining Forum – Kalgoorlie, Western Australia

Qualified Persons

Pierre Rocque, P.Eng., Vice President, Technical Services is a “qualified person” as defined in National Instrument 43-101 and has reviewed and approved disclosure of the technical information and data in this News Release.

All updated NI 43-101 Technical Reports in support of the Company’s news releases issued on March 28, 2017, entitled “Kirkland Lake Gold Increases Mineral Reserves at Flagship Macassa Mine by 37% and Fosterville Mine by 66%” will be filed on March 30, 2017 on SEDAR at www.sedar.com.

6

NEWS RELEASE TSX: KL

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer targeting approximately 525,000 ounces in Tier 1 mining jurisdictions of Canada and Australia. The production profile of the company is anchored from two high-grade, low-cost operations, including the Macassa Mine located in northeastern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold’s solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

Footnotes

(1) Full Year 2016 results include the results of Kirkland Lake Gold Inc. (“former Kirkland Lake”) operations for the full year; the results of the Newmarket operations for December 2016, being the period following the completion of the business combination between the former Kirkland Lake and Newmarket; and the results of the St Andrew operations for the period starting on January 26, 2016, being the period following the completion of the acquisition of St Andrew by former Kirkland Lake.

Fourth Quarter 2016 costs include the results of former Kirkland Lake and St Andrew for the full quarter and Newmarket for December 2016.

(2) Non GAAP Measures

Operating cash cost per ounce sold, all-in sustaining costs per ounce sold, average realized gold price per ounce and working capital are Non-GAAP measures. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are considered Non-GAAP measures. The Company believes that, in addition to conventional measures prepared in accordance with International Financial Reporting Standards ("IFRS" or "GAAP"), certain investors use such Non-GAAP measures to evaluate the Company's performance and ability to generate cash flow. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. A reconciliation of operating cost per ounce and AISC per ounce to total operating costs for the most recent reporting period, the three and twelve months ended December 31, 2016 and the eight months ended December 31, 2015, is set out on the Company's MD&A for the period ended December 31, 2016 filed on SEDAR at www.sedar.com and at www.klgold.com.

Operating Cash Cost per Ounce Sold

Operating cash costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion, share based payment expenses and reclamation costs. Operating cost per ounce is based on ounces sold and is calculated by dividing operating cash costs by gold ounces sold.

All-In Sustaining Costs per Ounce Sold

While there is no standardized meaning across the industry for this measure, the Company's definition conforms to the definition of all-in sustaining costs as set out by the World Gold Council in its guidance note dated June 27, 2013. The Company defines AISC as the sum of operating cash costs, royalty expenses, sustaining capital, corporate expenses, sustaining exploration expenses, and reclamation cost accretion related to current operations. Corporate expenses include general and administrative expenses, net of transaction related costs, severance expenses for management changes and interest income and certain other income. AISC excludes growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes. The costs included in the calculation of all-in sustaining costs are divided by gold ounces sold.

7

NEWS RELEASE TSX: KL

Average Realized Price per Ounce Sold

Average realized price per ounce sold is a Non-GAAP measure. In the gold mining industry, average realized price per ounce sold is a common performance measures but does not have any standardized meaning.

The most directly comparable measure prepared in accordance with GAAP is revenue from gold sales. Average realized price per ounce sold should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP. The measure is intended to assist readers in evaluating the total revenues realized in a period from current operations.

Free Cash Flow and Free Cash Flow per share

In the gold mining industry, free cash flow and free cash per share are common performance measures with no standardized meaning. Free cash flow is calculated by deducting capital cash spending (capital expenditures for the period, net of expenditures paid through finance leases) from cash flows from operations; free cash flow per share is calculated by dividing free cash flow for the period by the weighted average number of outstanding shares for that period.

The Company discloses free cash flow and free cash flow per share as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s ability to generate cash flow. The most directly comparable measure prepared in accordance with GAAP is cash flows generated from operations.

Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per Share

Adjusted net earnings (loss) and adjusted net earnings (loss) per share are used by management and investors to measure the underlying operating performance of the Company. Presenting these measures from period to period helps management and investors evaluate earnings trends more readily in comparison with results from prior periods.

Adjusted net earnings (loss) is defined as net earnings (loss) adjusted to exclude specific items that are significant, but not reflective of the underlying operations of the Company, including transaction costs, executive severance payments, and severance costs associated with transitioning the Stawell Gold Mine and Holloway Mine to care and maintenance. Adjusted basic net earnings (loss) per share is calculated using the weighted average number of shares outstanding under the basic method of loss per share as determined under IFRS.

Working Capital

In the gold mining industry, working capital is a common performance measures but does not have any standardized meaning. The most directly comparable measure prepared in accordance with GAAP is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP. The measure is intended to assist readers in evaluating Company’s liquidity.

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of KL Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” or similar expressions and include information regarding: (i) the amount of future production over any period; (ii) assumptions relating to revenues, operating cash flow and other revenue metrics set out in the Company's disclosure materials; and (iii) future exploration plans.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect KL Gold’s management’s expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although KL Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the ability of KL Gold to successfully integrate the operations and employees of its Canadian and Australian operations, and realize synergies and cost savings, and to the extent, anticipated; the potential impact on exploration activities; the potential impact on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; the re-rating potential following the consummation of the merger; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of KL Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold , including Kirkland Lake Gold’s annual information form, financial statements and related MD&A for the financial year ended December 31, 2016 and their interim financial reports and related MD&A for the period ended December 31, 2016 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

8

NEWS RELEASE TSX: KL

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although KL Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. KL Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Ryan King, Vice President, Investor Relations
Phone: +1 778-372-5611
E-mail: rking@klgold.com

9